UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-42438

COINCHECK GROUP N.V.
(Translation of registrant’s name into English)

Nieuwezijds Voorburgwal 162
1012 SJ Amsterdam
The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒     Form 40-F ☐

On November 28, 2025, Coincheck Group N.V. (“Coincheck Group” or the “Company”) posted on its website, www.coincheckgroup.com, a presentation regarding itself and its subsidiaries (the “Presentation”), which is furnished as Exhibit 99.1 to this Report on Form 6-K (“this report”). Coincheck Group uses its website to distribute company information, such as the Presentation, and makes available free of charge a variety of information for investors, including its filings with the Securities and Exchange Commission (“SEC”), as soon as reasonably practicable after electronically filing that material with, or furnishing it to, the SEC. The information that Coincheck Group posts on its website may be deemed material; however, by filing this report, and furnishing the information contained in the Presentation, the Company makes no admission as to the materiality of any such information. Investors should monitor Coincheck Group’s website, in addition to following its press releases, filings with the SEC, and public conference calls and webcasts. In addition, investors may opt in to automatically receive email alerts and other information about Coincheck Group when enrolling their email address by visiting the “Email Alerts” section of the Coincheck Group website. Coincheck Group does not incorporate the information contained on, or accessible through, Coincheck Group’s website or related social media channels into this report. The information contained in the Presentation is not intended to be comprehensive about the subject matter it covers, and should be read only as a supplement to Coincheck’s public disclosures and in conjunction with the Company’s other filings made with the SEC, in particular the Company’s most recent Annual Report on Form 20-F and most recent reports on Form 6-K. The information in this report is incorporated by reference into Coincheck Group’s Registration Statement on Form S-8 (File No. 333-286190), to the extent not superseded by documents or reports subsequently filed or furnished.

The Presentation contains “forward-looking statements.” Any statements that express or involve matters regarding predictions, expectations, beliefs, plans, projections, objectives, goals, assumptions, or future events or performance are not statements of historical facts and may be “forward-looking statements.” Forward-looking statements are based on expectations, estimates, and projections at the time the statements are made and involve a number of risks and uncertainties which could cause actual results or events to differ materially from those presently anticipated, including the risks discussed in the filings of Coincheck Group N.V. with the SEC, including its Annual Report on Form 20-F for the fiscal year ended March 31, 2025, as such factors may be updated from time to time, which are or will be accessible on the SEC’s website at www.sec.gov. Forward-looking statements may be identified through the use of words such as “expects,” “will,” “anticipates,” “estimates,” “believes,” or by statements indicating certain actions "may,” "could,” “should,” or “might” occur or similar words or phrases, or the negatives of those words or phrases. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments, or otherwise, except as required by law. You are cautioned not to place undue reliance on these forward-looking statements.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Presentation

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COINCHECK GROUP N.V.

Date: November 28, 2025	By:	/s/ Gary A. Simanson
		Name:	Gary A. Simanson
		Title:	Chief Executive Officer and President
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